UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 1, 2026, NETCLASS TECHNOLOGY INC (the “Company”) entered into a securities purchase agreement (“the SPA”) with Dragonsoft Holding Limited (the “Buyer”). Dr. Jianbiao Dai, the Chief Executive Officer, director and Chairman of the Board of the Company, is the sole shareholder and sole director of the Buyer. Pursuant to the SPA, the Company agreed to issue and sell to the Buyer 100,000 Class B Ordinary Shares at a purchase price of $2.69 per share, which was the closing price of the Company’s Class A ordinary shares as of July 31, 2026. On August 5, 2026, the Company issued 100,000 Class B Ordinary Shares to the Buyer. Following the issuance, the Buyer continue to hold 100% of the Company's outstanding Class B ordinary shares, representing 77.93% of the total voting power of the Company's issued and outstanding Class A ordinary shares and Class B ordinary shares.

The execution and delivery of the SPA and the issuance of the Class B Shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations S promulgated thereunder.

The foregoing description of the SPA are qualified in their entirety by reference to the provisions of the SPA filed as Exhibit 10.1 to this report, which is incorporated by reference herein.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement by and between the Company and the Buyer, dated August 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: August 5, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)